Filed Pursuant to Rule 433

Registration No. 333-185132

January 28, 2013

Final Term Sheet

Depositary Shares, Each Representing a 1/40th Interest

in a Share of Non-Cumulative Perpetual Preferred Stock, Series A, without par value

Issuer:	FirstMerit Corporation

Security:	Depositary shares (the “Depositary Shares”), each representing a 1/40th interest in a share of Series A Non-Cumulative Perpetual Preferred Stock, without par value (the “Preferred Stock”)

Size:	$100,000,000 (4,000,000 depositary shares)

Underwriters’ Option to Purchase Additional Depositary Shares:	$15,000,000 (600,000 depositary shares)

Maturity:	Perpetual

Liquidation Preference:	$1,000 per share (equivalent to $25 per depositary share)

Expected Ratings*:	Baa2 (Review for Downgrade) / BBB- (Negative Outlook) (Moody’s / S&P)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.875% from the date of issuance

Dividend Payment Date:	4th day of February, May, August and November of each year, commencing on May 4, 2013

Redemption:	On or after February 4, 2018, the Preferred Stock may be redeemed at our option on any dividend payment date, in whole or in part, from time to time, at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus (except as otherwise provided) any declared and unpaid dividends, without regard to any undeclared dividends. The Preferred Stock also may be redeemed at our option on any dividend payment date in whole, but not in part, within 90 days following the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $1,000 per share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends. Neither the holders of Preferred Stock nor holders of Depositary Shares will have the right to require us to redeem or repurchase Preferred Stock.

Trade Date:	January 28, 2013

Settlement Date:

February 4, 2013 (T+5)

We expect that delivery of the Depositary Shares will be made to investors on or about February 4, 2013, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the delivery of the Depositary Shares hereunder will be required, by virtue of the fact that the Depositary Shares initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to their date of delivery hereunder should consult their advisors.

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “FMCP.” If approved for listing, trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the original issuance date of the Depositary Shares.

Public Offering Price:	$25.00 per Depositary Share

Underwriting Discount:	$3,150,000

Net Proceeds (before expenses) to Issuer:	$96,850,000

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC Barclays Capital Inc. Credit Suisse Securities (USA) LLC
Co-Managers:	Sandler O’Neill & Partners, L.P. Stifel, Nicolaus & Company, Incorporated

CUSIP/ISIN:	337915 300/ US3379153006

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at
1-800-294-1322 or via e-mail at dg.prospectus_requests@baml.com, RBC Capital Markets, LLC at 1-866-375-6829 or via
e-mail at RBCNYFixedIncomeProspectus@rbccm.com, Barclays Capital Inc. at 1-888-603-5847 or via e-mail at barclaysprospectus@broadridge.com, or Credit Suisse Securities (USA) LLC at 1-800-221-1037 or via e-mail at newyork.prospectus@credit-suisse.com.